SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 15, 2004

                                ________________


                             STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)


                                ________________


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F
                                      ---         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes    No X
                                     ---   ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes    No X
                                     ---   ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 13, 2004, announcing the timing of the first quarter 2004 earnings release and conference call.

STMicroelectronics Announces Timing for 1st Quarter
2004 Earnings Release and Conference Call


Geneva - April 13, 2004 - STMicroelectronics (NYSE: STM) announced that it will release earnings after 5:00 p.m. U.S. Eastern Time / 11:00 p.m. Central European Time (CET), on April 21, 2004.

The press release will be available immediately on the Company's website at www.st.com.

The management of STMicroelectronics will conduct a conference call on April 22, 2004 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the first quarter of 2004.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until April 30, 2004.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company's net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    STMicroelectronics N.V.


Date:  April 15, 2004                          By:  /s/ PASQUALE PISTORIO
                                                  ------------------------------

                                                  Name:  Pasquale Pistorio
                                                  Title: President and Chief
                                                         Executive Officer

Enclosure: A press release dated April 13, 2004, announcing the timing of the first quarter 2004 earnings release and conference call.